Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Reports its Financial
Results for the Second Quarter of 2007
     HUIZHOU, Guangdong, China, Oct. 26 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today reports its financial results for the second quarter of 2007.
     Highlights of the financial performance in the second quarter of 2007 of the Company are as follows:

	2007 second		2007 second
	quarter		quarter
	Un-audited		Un-audited
	Rmb ’000		USD ’000

Net sales		987,370		129,712
Gross profit		304,582		40,013
Income from operations		223,078		29,306
Income before income tax and minority interests		959,960		126,111
Net income after extraordinary gain		887,029		116,530
Basic earnings per share of common stock after extraordinary gain	RMB	25.15	USD	3.30
     Income before income tax and minority interests of Rmb 960.0 million (USD 126.1) was arrived at after charging operating and non-operating expenses. Included in operating expenses were non-cash charges relating to share-based compensation and amortization of acquired intangible assets. Included in non-operating expenses were non-cash charges relating to convertible notes and non-cash gains relating to the acquisition and disposals of subsidiaries. In management’s opinion, these gains and charges, which are listed in chart below with their amounts, may not be indicative of the Company’s core business operating results.

		2007 second	2007 second
	Account	quarter	quarter
	classification	Un-audited	Un-audited
		Rmb ’000	USD ’000
Net gain on conversion of XING convertible notes by note holders to shares of a subsidiary	Non-operating income	339,000	44,535
Gain on deemed disposal of a subsidiary through IPO	Non-operating income	394,744	51,858

Share-based compensation expenses	Operating expenses	(15,600)	(2,100)

Amortization of acquired intangible assets	Operating expenses	(6,350)	(834)
Non-cash interest expenses	Non-operating expenses	(43,594)	(5,727)
Gain on re-measurement of embedded derivatives	Non-operating expenses	62,327	8,188
Extraordinary gain on acquisition of minority interests in a sub-subsidiary by a subsidiary	Extraordinary gain	17,586	2,310

     Had the above non-cash gains and charges been excluded, income before income tax and minority interests for the second quarter of 2007 would have been Rmb 211.8 million (USD 27.9 million).
     Mr. Wu Rui Lin, Chairman of XING, said, “Looking into the second half of the year, I feel confident that our business will even be better than the first half, with the mobile phone business segment, which consists of the CECT-branded and the COSUN-branded handsets, driving the growth and the profitability of the Company.
     Condensed Consolidated Income Statement for the Second Quarter of 2007

	2007 second	2007 second
	quarter	quarter
	Un-audited	Un-audited
	Rmb ’000	USD ’000

Net sales	987,370	129,712
Cost of goods sold	-682,788	-89,699
Gross profit	304,582	40,013
Gross margin	30.8%	30.8%
Operating expenses	-81,504	-10,707
Income from operations	223,078	29,306
Operating margin	22.6%	22.6%
Non-operating income less expenses	736,882	96,805
Income before income tax and minority interests	959,960	126,111

	2007 second		2007 second
	quarter		quarter
	Un-audited		Un-audited
	Rmb ’000		USD ’000

Income tax expense		-35,231		-4,628
Income before minority interests		924,728		121,483
Minority interests		-55,285		-7,263
Net income before extraordinary gain		869,443		114,220
Extraordinary gain		17,586		2,310
Net income after extraordinary gain		887,029		116,530

Distributed and undistributed earnings before extraordinary gain
Distributed earnings before extraordinary gain		—		—
Undistributed earnings before extraordinary gain		869,443		114,220
Total earnings before extraordinary gain		869,443		114,220

Allocation of undistributed earnings before extraordinary gain
Participatory convertible notes		138,600		18,208
Common stock		730,843		96,012
Total undistributed earnings before extraordinary gain		869,443		114,220

Basic earnings per share of participatory convertible notes before extraordinary gain
Distributed earnings		—		—
Undistributed earnings	RMB	24.65	USD	3.24
Total basic earnings per share of participatory convertible notes before extraordinary gain	RMB	24.65	USD	3.24

	2007 second		2007 second
	quarter		quarter
	Un-audited		Un-audited
	Rmb ’000		USD ’000

Basic earnings per share of common stock before extraordinary gain
Distributed earnings		—		—
Undistributed earnings	RMB	24.65	USD	3.24
Total basic earnings per share of common stock before extraordinary gain	RMB	24.65	USD	3.24

Distributed and undistributed earnings after extraordinary gain
Distributed earnings		—		—
Undistributed earnings		887,029		116,530
Total earnings after extraordinary gain		887,029		116,530

Allocation of undistributed earnings after extraordinary gain
Common stock		745,626		97,954
Participatory convertible notes		141,403		18,576
Total undistributed earnings after extraordinary gain		887,029		116,530

Basic earnings per share of participatory convertible notes after extraordinary gain
Distributed earnings		—		—
Undistributed earnings	RMB	25.15	USD	3.30
Total basic earnings per share of participatory convertible notes after extraordinary gain	RMB	25.15	USD	3.30

	2007 second		2007 second
	quarter		quarter
	Un-audited		Un-audited
	Rmb ’000		USD ’000

Basic earnings per share of common stock after extraordinary gain
Distributed earnings		—		—
Undistributed earnings	RMB	25.15	USD	3.30
Total basic earnings per share of common stock after extraordinary gain	RMB	25.15	USD	3.30

Diluted earnings per share of common stock
Before extraordinary gain		N/A		N/A
Extraordinary gain		N/A		N/A
After extraordinary gain		N/A		N/A

Weighted average number of shares outstanding — basic		29,648,000		29,648,000
Weighted average number of shares outstanding — diluted		N/A		N/A
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of October 26, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For further information, please contact:
Rick Xiao
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.